UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Reunion Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

761312 10 7
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON WEBFINANCIAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON CO

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON PN

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON OO

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON PN

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON OO

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,477,370 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,477,370 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON IN

* Consists of 779,420 Shares owned directly by WebFinancial and 4,697,950 Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4 of the initial Schedule 13D.

CUSIP NO. 761312 10 7

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add additional exhibits to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to reflect the change in name of Steel Partners, L.L.C. to Steel Partners II GP LLC and to add Steel Partners II Master Fund L.P. and Steel Partners LLC as Reporting Persons as a result of a reorganization of the Reporting Persons and their affiliates that was completed on December 28, 2007.

Item 2.	Identity and Background.

(a)            This statement is filed by WebFinancial Corporation, a Delaware corporation (“WebFinancial”), Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II GP LLC, a Delaware limited liability company (“Steel GP LLC”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”) and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WebFinancial is a holding company that may be deemed to be controlled by Steel Partners II by virtue of Steel Partners II's ownership of approximately 80% of the outstanding capital  stock of WebFinancial.  Accordingly, Steel Partners II may be deemed to have a beneficial interest in the Shares that may be deemed to be beneficially owned by WebFinancial.  Steel Partners II disclaims beneficial ownership of the Shares that may be deemed to be beneficially owned by WebFinancial except to the extent of its pecuniary interest therein.  Set forth in Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WebFinancial's directors and executive officers, as of the date hereof.

Steel Master is the sole limited partner of Steel Partners II.  Steel GP LLC is the general partner of Steel Partners II and Steel Master.  Partners LLC is the investment manager of Steel Partners II and Steel Master.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel GP LLC.  By virtue of these relationships, each of Steel GP LLC, Steel Master, Partners LLC and Mr. Lichtenstein may be deemed to have a beneficial interest in the Shares that may be deemed to be beneficially owned by Steel Partners II.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  Each of Steel GP LLC, Steel Master, Partners LLC and Mr. Lichtenstein disclaims beneficial ownership of the Shares that may be deemed to be beneficially owned by Steel Partners II except to the extent of their respective pecuniary interests therein.

(b)            The principal business address of WebFinancial is 61 East Main Street, Los Gatos, California 95031. The principal business address of each of Steel Partners II, Steel GP LLC, Partners LLC and Warren G. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, New York 10022. The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(c)            The principal business of WebFinancial is specialty banking and finance. The principal business of Steel Partners II, Steel Master and Warren G. Lichtenstein is investing in securities. The principal business of Steel GP LLC is serving as the general partner of Steel Partners II and Steel Master. The principal business of Partners LLC is serving as the investment manager of Steel Partners II and Steel Master.

CUSIP NO. 761312 10 7

(d)            Neither the Reporting Persons nor any person listed in Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Neither the Reporting Persons nor any person listed in Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Warren G. Lichtenstein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 779,420 Shares owned directly by WebFinancial is $7,794.  These Shares were issued to WebFinancial upon exercise of warrants previously issued to WebFinancial in connection with certain loan arrangements with the Issuer.  These Shares were acquired by WebFinancial with its working capital.  The aggregate purchase price of the 4,697,950 Pledged Shares (as defined in Item 4 of the initial Schedule 13D) that WebFinancial could be deemed to indirectly beneficially own is not known by WebFinancial.

Item 5.	Interest in Securities of the Issuer.

(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 17,419,019 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on December 28, 2007, WebFinancial beneficially owned directly 779,420 Shares and could be deemed to indirectly beneficially own up to an additional  4,697,950 Pledged Shares, constituting approximately 31.4% of the Shares outstanding.  WebFinancial could be deemed to indirectly beneficially own the Pledged Shares for the reasons  discussed in further detail in Item 4 of the initial Schedule 13D.  Upon any disposition of the Pledged Shares, each of the holders of the Senior Notes (as defined in Item 4 of the initial Schedule 13D), including WebFinancial, would be entitled to receive its pro-rata portion of the proceeds of such disposition.  By virtue of their relationships with WebFinancial discussed in Item 2, each of Steel Partners II, Steel GP LLC, Steel Master, Partners LLC and Warren Lichtenstein may be deemed to beneficially own the 5,477,370 Shares that may be deemed to be beneficially owned by WebFinancial.

The filing of this Schedule 13D and any future amendments by the Reporting Persons,  and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.

(b)            By virtue of their relationships with WebFinancial discussed in Item 2, Steel Partners II, Steel GP LLC, Steel Master, Partners LLC and Warren Lichtenstein may each have the sole power to vote and dispose of the Shares that may be deemed to be beneficially owned by WebFinancial.

(c)            There were no transactions in the securities of the Issuer by the Reporting Persons or any person named in Schedule A annexed hereto during the past sixty days.

CUSIP NO. 761312 10 7

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein; provided, however, that in addition to WebFinancial, the other holders of the Senior Notes would be entitled to receive on a pro-rata basis dividends from, or proceeds from any sale of, the Pledged Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among WebFinancial Corporation, Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC and Warren G. Lichtenstein, dated December 31, 2007.

99.2	2008 Powers of Attorney.

CUSIP NO. 761312 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2007	WEBFINANCIAL CORPORATION

	By:	/s/ James R. Henderson
James R. Henderson Chief Executive Officer

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Lauren Isenman
LAUREN ISENMAN as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 761312 10 7

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
WEBFINANCIAL CORPORATION

NAME AND POSITION WITH WEBFINANCIAL	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Jack L. Howard, Chairman of the Board and Vice President
Principal of Mutual Securities, Inc., a registered broker-dealer, President of Steel Partners LLC, an investment management company, and Vice Chairman of Steel Partners, Ltd., a management and advisory company
c/o Steel Partners II, L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

James R. Henderson, Director, Chief Executive Officer, Chief Operating Officer and President	Operating Partner of Steel Partners, Ltd., a management and advisory company, and Managing Director of Steel Partners LLC, an investment management company	c/o Steel Partners, Ltd. 590 Madison Avenue, 32nd Floor New York, NY 10022

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

Mark E. Schwarz, Director	Managing Member of Newcastle Capital Group, L.L.C., the General Partner of Newcastle Capital Management, L.P., the General Partner of Newcastle Partners, L.P., a private investment firm	c/o Newcastle Capital Management, LP 200 Crescent Court, Suite 1400 Dallas, TX 75201

Howard Mileaf, Director	Director of Neuberger Berman Mutual Funds	64 Brookdale Court Highland Park, NJ 08904

Terry Gibson, Chief Financial Officer	Managing Director of SP Corporate Services, LLC, a management and advisory company	c/o SP Corporate Services, LLC 61 East Main Street Los Gatos, CA 95031